SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

1.              DATE, TIME AND PLACE: On May 11, 2022, at 8:30am, in the Buenos Aires and Asunción rooms of the Hilton Hotel, located at Rua Olavo Barreto Viana, 18, in the city of Porto Alegre (RS).

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with the participation of all the directors named below, with Directors Gesner Oliveira and Hector Nuñez participating via conference call. Roberto Lopes Pontes Simões also participated as CEO. The Chairman of the Board of Directors presided over the meeting and Lilian Porto Bruno was the secretary.

3.              AGENDA, RESOLUTIONS AND MATTERS FOR INFORMATIONAL PURPOSES OR IN THE COMPANY'S INTEREST:

3.1.         AGENDA: After analyzing the matter submitted for deliberation, with the relevant materials submitted previously to the directors and which will be available in the Governance Portal and head office of the Company, the following resolution was unanimously taken by those present:

a)	PD.CA/BAK - 26/2022 – Sixteenth (16th) issue of unsecured, non-convertible debentures for public distribution with restricted placement efforts in the local market by Braskem S.A. according to the CVM Instruction 476 of January 16, 2009, as amended ("CVM Instruction 476" and "Issue", respectively). After prior analysis of the matter by the Finance and Investment Committee, which gave a favorable opinion on its approval, the Directors approved PD.CA/BAK-26/2022 authorizing:

(a.i) the Issue, with the following main characteristics and conditions, which will be detailed and regulated by the “Private Indenture of the Sixteenth (16th) Issue of Unsecured, Non-Convertible Debentures in up to Two (2) Series, for Public Distribution, with Restricted Placement Efforts, of Braskem S.A.”(“Indenture”);

(i) Number of the Issue: Sixteenth (16th) issue of debentures of the Company;

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

(ii) Number of Series: The Issue will be carried out in up to two (2) series, under the communicating vessels system ("Communicating Vessels System"), under the terms of the Indenture, such that the number and final amount of the Debentures to be allocated in each series will be defined after conclusion of the Bookbuilding Procedure (as defined below), with the Debentures distributed in the first series hereinafter referred to as “First Series Debentures” and the Debentures distributed in the second series hereinafter referred to as “Second Series Debentures.” Except for express references to the First Series Debentures and the Second Series Debentures, all references to the "Debentures" shall be understood as references to the First Series Debentures and the Second Series Debentures, taken together and as applicable.

(iii) Convertibility: The Debentures will be simple, i.e., not convertible into shares issued by the Company.

(iii) Type: The Debentures will be unsecured.

(iii) Total Issue Amount: The total Issue amount will be one billion reais (R$1,000,000,000.00) on the issue date, to be defined in the Indenture (“Date”) (“Total Issue Amount”);

(iv) Number of Debentures issued: One million (1,000,000) Debentures will be issued. The number of Debentures to be allocated in each series will be defined via the Communicating Vessels System between First Series Debentures and Second Series Debentures, according to the demand identified during the Bookbuilding Procedure, which may result in the issue of the total amount in a single series or allocation in two series. The sum of the amounts of Debentures of all series cannot exceed the Total Issue Amount .The final quantity to be allocated in each of the series will be defined after the Bookbuilding Procedure is concluded, under the Communicating Vessel System;

(v) Term and Maturity Date: Except for the events of Optional Full Early Redemption (as defined below), Early Redemption Offer (as defined below) resulting in effective full early redemption, Mandatory Early Redemption Offer – Change in Control (as defined below) resulting in effective full early redemption, Optional Acquisition (as defined below) with the cancellation of all Debentures or early maturity of the obligations arising from the Debentures, pursuant to the terms of the Indenture: (i) First Series Debentures will mature in seven (7) years from the Issue Date (“Maturity Date of First Series Debentures”); and (ii) Second Series Debentures will mature in ten (10) years from the Issue Date (“Maturity Date of Second Series Debentures” and, together with the Maturity Date of First Series Debentures, “Maturity Date”);

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

(vi) Nominal Unit Value: The unit par value of each Debenture will be one thousand reais (R$1,000.00) on the Issue Date (“Nominal Unit Value”);

(vii) Placement and Distribution Procedure: The Debenture issue will be in the form of a public offering with restricted placement efforts, pursuant to CVM Instruction 476 (“Restricted Offer”), under the firm placement guarantee for the Total Issue Amount, with the intermediation of financial institutions engaged by the Company to manage the Offer (“Managers,” one of them being the lead financial institution, “Lead Manager”), and these financial institutions are members of the securities distribution system, responsible for the placement of the Debentures, individually and not jointly, in proportion to their respective interest, pursuant to the “Agreement for Management, Placement and Public Distribution, with Restricted Placement Efforts, under Firm Placement Guarantee, of Unsecured, Non-Convertible Debentures, in up to Two (2) Series, of the Sixteenth (16th) Issue of Braskem S.A.,” to be entered into between the Issuer and the Managers (“Distribution Agreement”;

(viii) Bookbuilding Procedure: The Company will adopt the bookbuilding procedure, subject to article 3 of CVM Instruction 476, to be carried out by the Coordinators, to jointly define with the Company: (a) the final rate of Remuneration of First Series Debentures and the final rate of Remuneration of Second Series Debentures; and (b) the final amount and number of Debentures issued for each series, subject to the provisions in the Distribution Agreement and the amount and number established in the Indenture (“Bookbuilding Procedure”);

(ix) Inflation Adjustment of Nominal Unit Value: The Nominal Unit Value of Debentures or the balance of the Unit Par Value will not be adjusted for inflation;

(x) Amortization of First Series Debentures: The balance Nominal Unit Value of First Series Debentures will be amortized on a single date, i.e., the Maturity Date of First Series Debentures with the exception of Optional Extraordinary Amortization of First Series Debentures, the Optional Full Early Redemption of First Series Debentures, of total early redemption resulting from the Early Redemption Offer of First Series Debentures, the Mandatory Early Redemption Offer of First Series Debentures – Change in Control or the Optional Acquisition of First Series Debentures, with cancellation of all debentures of the First Series pursuant to the Indenture, or on the date of payment caused by the early maturity of First Series Debentures due to the occurrence of one of the Default Events (as defined bellow), described in the Indenture, in any case, resulting in effective full early redemption, whichever occurs first;

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

(xi) Amortization of Second Series Debentures: The balance Nominal Unit Value of Second Series Debentures will be amortized in three (3) annual and consecutive installments, according to the dates and percentages to be indicated in the Indenture (each an “Amortization Date of Second Series Debentures”) with the exception of the Optional Extraordinary Amortization of Second Series Debentures, the Optional Full Early Redemption of Second Series Debentures, total early redemption resulting from the Early Redemption Offer of Second Series Debentures, the Mandatory Early Redemption Offer of Second Series Debentures – Change in Control or the Optional Acquisition of Second Series Debentures, with the cancellation of all Second Series Debentures pursuant to this Indenture, or on the date of payment caused by the early maturity of Second Series Debentures due to the occurrence of one of the Default Events, in any case, resulting in effective full early redemption, whichever occurs first;

(xii) Remuneration of First Series Debentures: The Unit Par Value or the balance of the Nominal Unit Value of First Series Debentures will accrue compensatory interest corresponding to the accrued variation of one hundred percent (100%) of the average daily Interfinancial Deposit (DI) rate for one day, “over extra group,” expressed as a percentage per year of two hundred fifty-two (252) Business Days, calculated and published daily by B3 on its daily newsletter, available on its website (http://www.B3.com.br) (“DI Rate”), plus a surcharge to be defined during the Bookbuilding Procedure and, in any case, limited to one point eighty-five percent (1.85%) (“First Series Surcharge”) per year of two hundred fifty-two (252) Business Days (“Remuneration of First Series Debentures”);

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

(xiii) Remuneration of Second Series Debentures: The Unit or the balance of the Unit Par Value of Second Series Debentures will accrue compensatory interest corresponding to the accrued variation of one hundred percent (100%) of the DI Rate plus a surcharge, to be defined during the Bookbuilding Procedure and, in any case, limited to two point twenty percent (2.20%) (“Second Series Surcharge” and, jointly with the Surcharge of First Series Debentures, “Surcharge”) per year of two hundred fifty-two (252) Business Days (“Remuneration of Second Series Debentures” and, jointly with the Remuneration of First Series Debentures, “Remuneration of Debentures”);

(xiv) Payment of Remuneration of Debentures: Without prejudice to the payments resulting from early maturity of the obligations arising from the Debentures, Optional Extraordinary Amortization, Optional Full Early Redemption, total early redemption resulting from Early Redemption Offer, Mandatory Early Redemption Offer – Change in Control or Optional Acquisition, with the cancellation of all Debentures, under the terms of the Indenture, the Remuneration of Debentures will be paid semiannually, as from the Issue Date, always on the 12th of the months of May and November of each year, with the first payment due in November 12, 2022 and the final payment on the Maturity Date of First Series Debentures, for First Series Debentures, or on the Maturity Date of the Second Series, for Second Series Debentures, as applicable, without any grace period (each date a “Date of Payment of Remuneration of Debentures”);

(xv) Charges for Late Payments: Without prejudice to the Remuneration of Debentures and the Default Events, any amount overdue will be subject to, irrespective of warning, notice or judicial or extrajudicial notification: (a) conventional, irreducible and non-compensatory fine of two percent (2%) of the amount due and not paid; and (b) interest for late payment of one percent (1%) per month, calculated on a pro rata temporis basis from the date of default to the date of effective payment, on the amount due and not paid; as well as expenses incurred for the collection (“Late Payment Charges”);

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

(xvi) Early Redemption Offer: The Company may, at its sole discretion and at any time after the Issue Date, carry out a full early redemption Offer of the Debentures of a given series or of both series and consequently cancel the Debentures redeemed (“Early Redemption Offer”). The Early Redemption Tender Officer will be targeted at all Debentureholders of the respective series, without any distinction, with equal conditions guaranteed to all Debentureholders of the respective series, to accept the early redemption of Debentures held by them, in accordance with the terms and conditions envisaged in the Indenture. The amount to be paid with respect to each of the Debentures of the respective series will be equivalent to the Unit Par Value or balance of the Unit Par Value of the Debentures of the respective series plus (1) the Remuneration of the Debentures of the respective series due until the date of the effective early redemption, calculated pro rata temporis, as of the First Date of Payment (or the Date of Payment of Remuneration of the Debentures of the respective series immediately prior thereto, as the case may be); and (2) if applicable, the redemption premium indicated in the Notice of Early Redemption Offer (as defined in the Issuance Indenture);

(xvii) Optional Full Early Redemption: The Company may, at its sole discretion, as of the thirty-sixth (36th) month from the Issue Date, for First Series Debentures, and as of the sixtieth (60th) month from the Issue Date, for Second Series Debentures, carry out the early redemption of all Debentures of a respective series or of both series (“Optional Full Early Redemption”), subject to the terms and conditions of the Indenture. Upon Optional Total Early Redemption, the Debenture Holders of the respective series will be entitled to the payment (1) of the Unit Par Value or balance of the Unit Par Value of the Debentures of the respective series; (2) the Remuneration on the Debentures of the respective series, pursuant to the Issuance Indenture, calculated on a pro rata temporis basis from the First Date of Payment or the Date of Payment of Remuneration on the Debentures of the respective series immediately prior thereto, as the case may be, until the Optional Total Early Redemption Date; (3) the Default Charges, if any; and (4) a premium equivalent to the percentages per year indicated in the tables below, levied on the Unit Par Value or balance of the Unit Par Value of the Debentures of the respective series, as the case may be, plus the Remuneration of the Debentures of the respective series, calculated pro rata temporis from the First Date of Payment or the Date of Payment of Remuneration of the Debentures of the respective series immediately preceding, as the case may be, until the Date of Total Optional Early Redemption, calculated in accordance with the Indenture ("Total Optional Early Redemption Premium");

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

Period	Total Optional Early Redemption Premium for the First Series Debentures
May 12, 2025 (inclusive) through November 12, 2026 (exclusive)	0,50%

Period	Total Optional Early Redemption Premium for the First Series Debentures
From November 12, 2026 (inclusive) through the Maturity Date of the First Series Debentures (exclusive)	0,30%

Period	Total Optional Early Redemption Premium for the Second Series Debentures
May 12, 2027 (inclusive) through May 12, 2028 (exclusive)	0,50%
From May 12, 2028 (inclusive) to May 12, 2029 (exclusive)	0,40%
From May 12, 2029 (inclusive) through the Maturity Date of the Second Series Debentures (exclusive)	0,30%

(xviii) Optional Extraordinary Amortization: The Company may, at its sole discretion, as of the thirty-sixth (36th) month from the Issue Date, for First Series Debentures, and as of the sixtieth (60th) month from the Issue Date, for Second Series Debentures, carry out the optional extraordinary amortization of the Debentures of a specific series or of both series, limited to ninety-eight percent (98%) of the Nominal Unit Value of the Debentures of the respective series, as applicable, including, proportionally, all Debentures of the respective series (“Optional Extraordinary Amortization”), subject to the terms and conditions of the Indenture. The Optional Extraordinary Amortization will be made upon payment (1) of part of the Unit Par Value or balance of the Unit Par Value of the Debentures of the respective series, as the case may be; (2) the Remuneration of the Debentures of the respective series, pursuant to the Issuance Indenture, calculated pro rata temporis from the First Date of Payment or the Date of Payment of Remuneration of the Debentures of the respective series immediately prior thereto, as the case may be, until the date of the Optional Extraordinary Amortization; (3) the Default Charges, if any; and (4) a premium equivalent to the percentages per year indicated in the tables below, levied on the Unit Par Value or the balance of the Unit Par Value of the Debentures of the respective series, as the case may be, to be amortized, plus the Remuneration on the Debentures of the respective series, calculated pro rata temporis from the First Date of Payment or the Date of Payment of Remuneration of the Debentures of the respective series immediately preceding, as the case may be, until the date of the Optional Extraordinary Amortization, calculated in accordance with the Indenture ("Optional Extraordinary Amortization Premium");

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

Period	Optional Extraordinary Amortization Premium for the First Series Debentures
May 12, 2025 (inclusive) through November 12, 2026 (exclusive)	0,50%
From November 12, 2026 (inclusive) through the Maturity Date of the First Series Debentures (exclusive)	0,30%

Period	Optional Extraordinary Amortization Premium for the Second Series Debentures
May 12, 2027 (inclusive) through May 12, 2028 (exclusive)	0,50%
From May 12, 2028 (inclusive) to May 12, 2029 (exclusive)	0,40%
From May 12, 2029 (inclusive) through the Maturity Date of the Second Series Debentures (exclusive)	0,30%

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

(xix) Mandatory Early Redemption Offer – Change in Control: The Company will be obliged to carry out an early redemption Offer of all Debentures, ensuring the possibility of redemption of all Debentures, under equal conditions, upon Change in Controlling Interest (as defined in the Indenture) of the Company and provided such Change in Controlling Interest results in a Reduction in Rating (as defined in the Indenture) (“Mandatory Early Redemption Offer - Change in Control”), subject to the terms and conditions of the Indenture. The amount to be paid, by the Issuer, as early redemption of the Debentures, within the scope of the Mandatory Early Redemption Offer - Change of Control, should correspond to the Unit Par Value or balance of the Unit Par Value of the Debentures plus the Remuneration of the Debentures due until the effective early redemption date, calculated pro rata temporis, as of the First Date of Payment (or the immediately preceding Debentures Remuneration Payment Date, as the case may be), without any premium;

(xx) Optional Acquisition: Subject to the trading restrictions and timeframe envisaged in CVM Instruction 476 and article 55, paragraph 3 of the Brazilian Corporations Law, the Company may, at any time, acquire Debentures of a given series or of both series in the secondary market, conditioned on the acceptance by the respective selling Debentureholder and subject to article 55, paragraph 3 of the Brazilian Corporations Law and CVM Resolution nº 77, of March 29, 2022, as amended ("CVM Resolution 77"): (a) for an amount equal to or less than the balance of the Unit Par Value of the Debentures of the respective series; or (b) for an amount greater than the balance of the Unit Par Value of the Debentures of the respective series, it being understood that, in this case, the optional acquisition must necessarily comply with the provisions of the Issuance Indenture (“Optional Acquisition”);

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

(xxi) Early Maturity: The Debentures will have their early maturity declared in the events specified in the Indenture (“Default Events”); and

(xxii) Other characteristics: To be defined in the Indenture.

(a.ii.) The Company's Executive Board, to perform any and all acts and formalities necessary and/or convenient for the Issue, including, but not limited to, (i) the hiring of one or more financial institutions authorized to operate in the capital markets for the public distribution of Debentures; (ii) the hiring of service providers necessary to carry out the Issue and the Offering, such as fiduciary agent, bookkeeping agent, settlement agent, legal advisors, risk rating agency, among others; and (iii) the discussion, negotiation, definition of terms and conditions and execution of any and all instruments related to the Issuance, particularly the Issuance Indenture, the Distribution Agreement, as well as amendments thereto (especially, but not limited to, the amendment to the Issuance Indenture related to the Bookbuilding Procedure) and/or any other instrument necessary or advisable for the execution of the Issuance (such as powers of attorney, amendments to such instruments and other related instruments, including for cancellation of Debentures that are not paid in on the Payment Date), and for such purpose, may negotiate and sign the respective instruments and any amendments to amendments.

3.2.         Matters for Informational Purposes: Nothing to be recorded.

3.3.         Matters in the Company's Interest: Nothing to be recorded.

4.              CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up and, after being read, discussed and approved, were signed by the Directors present, as well as by the Chairman and the Secretary.

Porto Alegre/RS, May 11, 2022.

José Mauro M Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE): 29300006939 MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 11, 2022

Eduardo Bacellar Leal Ferreira	Charles Lenzi
Gesner José de Oliveira Filho	Héctor Nuñez
João Pinheiro Nogueira Batista	José Luis Bringel Vidal
Juliana Sá Vieira Baiardi	Marcelo Klujsza
Roberto Faldini	Roberto Lopes Pontes Simões

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.